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EXHIBIT (a)(1)(xvi)

IDENTITY STORY

On November 5, 2002, IDT announced a voluntary Stock Option Exchange Program for eligible IDT employees.

"The recent market downturn has left our current stock price much lower than the exercise price of many employee stock options. By making it possible to exchange higher-priced stock options for replacement options, the Company is hoping it can provide eligible employees with stock options that could provide greater value in the future," President Greg Lang stated in his recent IDT Stock Option Exchange Program letter to eligible IDT employees.

"The program is also of benefit to our shareholders," noted Jerry Fielder, IDT's interim CFO and VP of Human Resources and Administration. "Our employees are our most important asset. Accordingly, a competitive stock option program is a key benefit for employee retention, and aligns both employees' and shareholders' interests."

Eligible employees participating in the program will receive replacement options based on a specified ratio of exchange for eligible stock option grants. Once option grants are turned in and cancelled, the company must wait at least six months and one day before it can grant replacement options. The number of replacement options will be subject to the program's exchange ratio, and the exercise price will be determined at the replacement grant date.

Information regarding eligibility, the program and important dates can be found on IDT's HR webpage or the Stock Administration webpage.

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  EXHIBIT (a)(1)(xvi)